                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                              BROOKE GROUP LTD.
                              ----------------
                              (Name of Issuer)

                        COMMON STOCK, $.10 PAR VALUE
                       ------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                112525-10-0
                               --------------
                               (CUSIP NUMBER)

                    MARC N. BELL, C/O BROOKE GROUP LTD.,
                    ------------------------------------
                     100 S.E. SECOND STREET, 32ND FLOOR
                     ----------------------------------
                       MIAMI, FL  33131 (305) 579-8000
              -------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                MARCH 6, 1997
           -------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP NO. 112525-10-0                                          PAGE 2 OF 4 PAGES

=====================================================================================================================
        Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
  1                                                            Bennett S. LeBow
---------------------------------------------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*
                                                                                                             (a) [  ]
                                                                                                             (b) [  ]
---------------------------------------------------------------------------------------------------------------------
  3     SEC Use Only
---------------------------------------------------------------------------------------------------------------------
  4     Source of Funds*
---------------------------------------------------------------------------------------------------------------------
  5     Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                                                               [  ]
---------------------------------------------------------------------------------------------------------------------
        Citizenship or Place of Organization
  6                                                            United States
---------------------------------------------------------------------------------------------------------------------
                             7          Sole Voting Power
                                                                             9,536,208
                                   ----------------------------------------------------------------------------------
           Number of         8          Shared Voting Power
            Shares
         Beneficially              ----------------------------------------------------------------------------------
         Owned by Each       9          Sole Dispositive Power
        Reporting Person                                                     9,536,208
             With                  ----------------------------------------------------------------------------------
                            10          Shared Dispositive Power

---------------------------------------------------------------------------------------------------------------------
 11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                             9,536,208
---------------------------------------------------------------------------------------------------------------------
 12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*                                   [  ]
---------------------------------------------------------------------------------------------------------------------
 13     Percent of Class Represented by Amount in Row (11)
                                                             52.7%
---------------------------------------------------------------------------------------------------------------------
 14     Type of Reporting Person*                IN

=====================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 112525-10-0                                          PAGE 3 OF 4 PAGES



     PRELIMINARY STATEMENT:

              This Amendment No. 2 amends the Schedule 13D filed by Bennett S. LeBow (the "Reporting Person") with the Securities and Exchange
Commission on February 21, 1995, as previously amended by Amendment No. 1 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Brooke Group Ltd. ("BGL"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

              Item 4 is hereby amended as follows:

     ITEM 4.  PURPOSE OF TRANSACTION

                   The Reporting Person may periodically dispose of shares of
              Common Stock in public and/or private transactions.  See also
              Item 6 herein. The Reporting Person has no present plans or proposals (although the right to develop such plans or proposals is reserved) which would result in or relate to any of the other transactions described in subparagraphs (a) through (j) of
              Item 4 to Schedule 13D.


              Item 5 is hereby amended as follows:

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of March 7, 1997, the Reporting Person was the direct and indirect beneficial owner of, in the aggregate, 9,536,208 shares of Common Stock (the "Shares"), which constituted approximately 52.7% of the 18,097,096 shares of Common Stock outstanding as of such date.

          (b) The Reporting Person directly exercises voting power and dispositive power over 2,910,338 of the Shares.
                   The Reporting Person indirectly exercises voting power and dispositive power over the remainder of the Shares through certain affiliates, namely: (1) BSL, which holds 4,844,156 of the Shares; (2) LLP, which holds 1,281,715 of the Shares; and (3) LeBow Family Partnership 1993, Ltd., a Florida limited partnership ("LFP"), which holds 499,999 of the Shares.

          (c) On March 6, 1997, the Reporting Person, through LFP, effected the sale in the open market of 500,000 shares of Common Stock at $4.50 per share, excluding brokerage commissions. See also Item 6 herein.

              Item 6 is hereby amended as follows:

     ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR
              RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                On March 7, 1997, LLP satisfied its obligation to make certain payments in respect of a loan in the then principal amount of $5.2 million from Brooke Partners, L.P. (the predecessor in interest of BGLS Inc., a wholly-owned subsidiary of BGL), to a former executive, due in 1997, by transferring to the Company 400,000 of its shares of Common Stock, which shares had been pledged to secure such non-recourse obligation, except as to the pledged shares.
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                                 SCHEDULE 13D

CUSIP NO. 112525-10-0                                          PAGE 4 OF 4 PAGES



                                  SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  March 7, 1997





                                           /s/ Bennett S. LeBow
                                        -----------------------------
                                               Bennett S. LeBow